                                            Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-63082


Pricing Supplement No. 270 to the Prospectus Supplement No. 189 dated March 11,
                                     2002.

                         THE GOLDMAN SACHS GROUP, INC.
                          Medium-Term Notes, Series B

                            ------------------------

                                 $7,500,485.24
                  8.85% Mandatory Exchangeable Notes due 2004
           (Exchangeable for Common Stock of Tyco International Ltd.)

                            ------------------------

     This pricing supplement and the accompanying prospectus supplement no. 189, relating to the mandatory exchangeable notes, should be read together. Because the mandatory exchangeable notes are part of a series of our debt securities called Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus supplement no. 189 should also be read with the accompanying prospectus dated June 25, 2001, as supplemented by the accompanying prospectus supplement dated June 25, 2001. Terms used here have the meanings given them in the accompanying prospectus supplement no. 189, unless the context requires otherwise.

     The mandatory exchangeable notes offered by this pricing supplement, which we call the "offered notes", have the terms described in the accompanying prospectus supplement no. 189, as supplemented or modified by the following:

ISSUER: The Goldman Sachs Group, Inc.

FACE AMOUNT: each offered note will have a face amount equal to $17.3542, which is the initial index stock price; the aggregate face amount for all the offered notes is $7,500,485.24

ORIGINAL ISSUE PRICE: 100% of the face amount

NET PROCEEDS TO THE ISSUER: 99.9% of the face amount

TRADE DATE: January 14, 2003

SETTLEMENT DATE (ORIGINAL ISSUE DATE): January 22, 2003

STATED MATURITY DATE: January 23, 2004, unless extended for up to six business days

INTEREST RATE (COUPON): 8.85% per year

INTEREST PAYMENT DATES: January 23, April 23, July 23 and October 23 in each year, beginning on April 23, 2003

REGULAR RECORD DATES: for the interest payment dates specified above, January 15, April 15, July 16 and October 16, respectively

INDEX STOCK AND INDEX STOCK ISSUER: common stock of Tyco International Ltd.

CUSIP NO.: 38141G336

     See "Additional Risk Factors Specific to Your Note" beginning on page S-3 in the accompanying prospectus supplement no. 189 to read about investment risks relating to the offered notes. The offered notes are not principal-protected and the payment amount is capped.


                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                            ------------------------

     Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PRICING SUPPLEMENT IS BEING USED IN A MARKET-MAKING TRANSACTION.

                              GOLDMAN, SACHS & CO.

                   Pricing Supplement dated January 14, 2003.

Principal amount:                On the stated maturity date, each offered note
                                 will be exchanged for index stock at the exchange rate or, at the option of Goldman
                                 Sachs, for the cash value of that stock based on the final index stock price.

Exchange rate:                   If the final index stock price equals or
                                 exceeds the threshold appreciation price, then the exchange rate will equal the threshold fraction times one share of index stock for each $17.3542 of the outstanding face amount.
                                 Otherwise, the exchange rate will equal 1.0 share of the index stock for each $17.3542 of the outstanding face amount. The exchange rate is subject to antidilution adjustment as described in the accompanying prospectus no.
                                 189.

                                 Please note that the amount you receive for each $17.3542 of outstanding face amount on the stated maturity date will not exceed the threshold appreciation price and that it could be substantially less than $17.3542. You could lose your entire investment in the offered notes.

Initial index stock price:       $17.3542 per share.

Final index stock price:         The closing price of one share of the index
                                 stock on the determination date, subject to antidilution adjustment.

Threshold appreciation price:    The initial index stock price times 1.25, which
                                 equals $21.69 per share.

Threshold fraction:              The threshold appreciation price divided by the
                                 final index stock price.

No listing:                      The offered notes will not be listed on any
                                 securities exchange or interdealer market quotation system.

Tyco International Ltd.:         According to its publicly available documents,
                                 Tyco International Ltd. is a diversified manufacturing and services company. Tyco
                                 International Ltd. designs, manufactures, installs, monitors and services electronic security and fire protection systems, and designs, manufactures and distributes electrical and electronic components. Tyco
                                 International Ltd. also designs, manufactures, installs, operates and maintains undersea fiber optic cable communications systems, and designs, manufactures and distributes medical devices and supplies and other specialty products. In addition, Tyco International Ltd.
                                 designs, manufactures, distributes and services engineered products including industrial valves and controls and steel tubular goods and provides environmental consulting services.
                                 Information filed with the SEC by the index stock issuer under the Exchange Act can be located by reference to its SEC file number:
                                 001-13836.

Historical trading price
information:                     The index stock is traded on the New York Stock
                                 Exchange under the symbol "TYC". The following table shows the quarterly high, low and closing prices for the index stock on the New York
                                 Stock Exchange for the four calendar quarters in each of 2001 and 2002, and the first calendar quarter in 2003, through January 14, 2003. We obtained the trading price information set forth below from Bloomberg Financial
                                 Services, without independent verification.

                                                                             HIGH     LOW    CLOSE
                                                                             ----     ---    -----
                                          2001
                                            Quarter ended March 31.........  62.8    42.15   43.23
                                            Quarter ended June 30..........  59      41.74   54.5
                                            Quarter ended September 30.....  54.98   40.8    45.5
                                            Quarter ended December 31......  59.76   45.35   58.9
                                          2002
                                            Quarter ended March 31.........  57.25   23.1    32.32
                                            Quarter ended June 30..........  32.15   10.1    13.51
                                            Quarter ended September 30.....  17.8     8.25   14.1
                                            Quarter ended December 31......  17.84   12.14   17.08
                                          2003
                                            Quarter ending March 31
                                               (through January 14,
                                               2003).......................  17.74   16.52   17.74
                                            Closing price on January 14,
                                               2003........................                  17.74

                                 As indicated above, the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See "Additional Risk Factors Specific to Your Note -- The Market Price of Your Note May Be Influenced by Many Unpredictable Factors" in the accompanying prospectus supplement no. 189.

Hypothetical payment amount:     The table below shows the hypothetical payment
                                 amounts that we would deliver on the stated maturity date in exchange for each $17.3542 of the outstanding face amount of your note, if the final index stock price were any of the hypothetical prices shown in the left column.
                                 For this purpose, we have assumed that there will be no antidilution adjustments to the exchange rate and no market disruption events.

                                 The prices in the left column represent
                                 hypothetical closing prices for one share of index stock on the determination date and are expressed as percentages of the initial index stock price, which equals $17.3542 per share. The amounts in the right column represent the hypothetical cash value of the index stock to be exchanged, based on the corresponding hypothetical final index stock prices, and are also expressed as percentages of the initial index stock price. Thus, a hypothetical payment amount of 100% means that the cash value of the index stock that we would deliver in exchange for each $17.3542 of the outstanding face amount of your note on the stated maturity date would equal 100% of the initial index stock price, or $17.3542 based on the corresponding hypothetical final index stock price and the assumptions noted above.

                                              HYPOTHETICAL FINAL INDEX      HYPOTHETICAL PAYMENT
                                                 STOCK PRICE AS % OF           AMOUNTS AS % OF
                                              INITIAL INDEX STOCK PRICE   INITIAL INDEX STOCK PRICE
                                              -------------------------   -------------------------
                                                         200%                        125%
                                                         175%                        125%
                                                         150%                        125%
                                                         125%                        125%
                                                         100%                        100%
                                                          75%                         75%
                                                          50%                         50%
                                                           0%                          0%

                                 The payment amounts shown above are entirely hypothetical; they are based on market prices for the index stock that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little relation to the hypothetical share amounts shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in the index stock. Please read "Additional Risk Factors Specific to Your Note" and "Hypothetical Payment Amounts on Your Note" in the accompanying prospectus no. 189.

                                 Payments on your note may be economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on your note may be economically equivalent to the amounts that would be paid on a combination of an interest bearing bond bought, and an option sold, by the holder (with an implicit option premium paid over time to the holder). The discussion in this paragraph does not modify or affect the terms of the offered notes or the United States income tax treatment of the offered notes as described under "Supplemental Discussion of United States Income Taxes" in the accompanying prospectus supplement no. 189.

Hedging: In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see "Additional Risk Factors Specific to Your Note -- Our Business Activities May Create Conflicts of Interest Between You and Us" and "Use of Proceeds and Hedging" in the accompanying prospectus supplement no. 189.